Filed Pursuant to Rule 424(b)(3)

Registration No. 333-240260

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated July 31, 2020)

Immatics N.V.

39,332,281 ordinary shares

This prospectus supplement amends and supplements the prospectus dated July 31, 2020 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-240260). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on March 17, 2021 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are traded on The Nasdaq Capital Market under the symbol “IMTX.” On March 16, 2021, the last reported sale price of our ordinary shares as reported on Nasdaq was $11.63 per share.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 34 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 17, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 17, 2021

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 17, 2021, Immatics N.V. (the “Company”) issued a press release providing a data update on dose escalation from its ongoing ACTengine® cell therapy programs. A copy the press release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit Number	Description
99.1	Press release dated March 17, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: March 17, 2021	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer

Exhibit 99.1

PRESS RELEASE

Immatics Presents Data Update on Dose Escalation from Ongoing
ACTengine® Cell Therapy Programs

Company to host conference call on Wednesday, March 17 at 8:30 am EST

●	First anti-tumor activity observed in heavily pre-treated solid cancer patients during early phases of dose escalation

●	Tumor shrinkage observed in 8 out of 10 patients including one partial response consistent with robust biological activity of infused T cell products

●	Treatment-emergent adverse events were transient and manageable

Houston, Texas and Tuebingen, Germany, March 17, 2021 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today announced a clinical data update from the dose escalation cohorts of the company’s ongoing Phase 1 trials for its engineered Adoptive Cell Therapy approach (also known as TCR-T). The treatment of patients with ACTengine® product candidates IMA201, IMA202 and IMA203 at initial dose levels below one billion transduced cells, intended to establish safety and first biological activity, showed first anti-tumor activity with 9 out of 10 evaluable patients showing disease control as well as tumor shrinkage observed in 8 out of 10 patients including one partial response. Clinical observations were consistent with observed robust engraftment, persistence and tumor infiltration of infused ACTengine® T cells. Overall, all product candidates demonstrated a manageable safety and tolerability profile. Each of the ACTengine® product candidates harness the patient’s own T cells, which are genetically engineered to express a novel, proprietary T cell receptor (TCR) directed against a defined cancer target.

Harpreet Singh, Ph.D., Chief Executive Officer at Immatics commented: “While the focus of this readout was to evaluate safety and initial biological activity, these unexpected observations on first anti-tumor activity indicate the therapeutic potential for our ACTengine® platform in solid cancer patients with considerable tumor burden. We look forward to completing dose escalation and sharing first data at target dose in the latter part of this year.”

Cedrik Britten, M.D., Chief Medical Officer at Immatics added: “The clinical data emerging from this early phase of our ACTengine® trials provides a first evidence of anti-tumor activity at dose levels presumed to be sub-therapeutic. When benchmarking these results with published data in the field, the level of T cell engraftment and persistence accompanied by tumor shrinkage goes beyond what would have been expected at these low dose levels in this heavily pretreated patient population.”

Immatics Press Release March 17, 2021	1 | 5

Clinical trial overview and patient characteristics:

●	The primary objectives of the Phase 1 studies are to study the safety profile of the ACTengine® product candidates in patients with target-positive solid cancers and to determine the recommended Phase 2 dose. Secondary objectives include the assessment of T cell engraftment, persistence and infiltration into the tumor, and the assessment of objective tumor responses.

●	At data cut-off on February 16, 2021, 14 patients across multiple solid tumor indications, including non-small cell lung cancer, head & neck cancer, melanoma, synovial sarcoma and others, received ACTengine® T cell products. All patients were heavily pre-treated, failed all previous therapies and entered the study with recurrent and/or refractory tumors. All patients received lymphodepletion prior to product infusion.

●	For 10 patients with at least one tumor response assessment available after treatment, biological and clinical activity was assessed.

●	All of these evaluable patients were dosed with an ACTengine® product candidate at the first or second dose level (DL) as part of the dose-escalation protocol. Median total dose infused was 0.11 billion transduced cells (range: 0.08-0.65 billion). At these low doses below one billion transduced cells – considerably lower than the therapeutic doses described in other TCR-T studies and thus presumed to be sub-therapeutic – the key objective was to establish initial safety and biological activity.

Key clinical findings:

●	Clinical and biological activity: Data from 10 patients dosed at the first or second dose level with an ACTengine® product candidate – IMA201 (n=1), IMA202 (n=5) and IMA203 (n=4) – and who concluded the observation period for efficacy analysis with at least one tumor response assessment post-baseline as of the data cut-off showed:

o	9 out of 10 patients achieved disease control (best overall response data according to RECIST1.1 criteria).

o	Tumor shrinkage, i.e. reduction in sum of diameter of target lesions, could be observed in 8 out of 10 patients across all trials. All four IMA203-treated patients had tumor shrinkage with one unconfirmed partial response (PR) at DL2 (total dose of 350 million transduced cells) as of data cut-off.

o	Robust T cell engraftment and persistence post infusion was observed across all three trials at levels differentiated from other reported TCR-T studies at such doses and was measurable up to 9 months.

o	T cell infiltration into the tumor site was observed in all evaluable patients with available serial tumor biopsies (n=6).

Immatics Press Release March 17, 2021	2 | 5

●	Safety: The safety analysis was conducted for all 16 patients who at the time of data cut-off had started lymphodepletion after enrollment – IMA201 (n=1), IMA202 (n=7), IMA203 (n=8):

o	ACTengine® product candidates were well tolerated. All adverse events were transient and manageable. Most frequent adverse events included expected cytopenias associated with lymphodepletion in all patients and transient low to moderate (Grade 1-2) cytokine release syndrome (CRS) observed in the majority of patients. Three patients experienced transient low to moderate (Grade 1-2) immune effector cell associated neurotoxicity syndrome (ICANS) which resolved within 48 hours after onset.

o	No dose-limiting toxicities were observed in patients treated with IMA201 and IMA202.

o	One patient receiving IMA203 at dose level 2 experienced a dose limiting toxicity (DLT) as defined in the trial protocol. The reaction was transient and fully resolved within 48 hours after onset.

Overall, these data suggest first anti-tumor activity in heavily pretreated patients with high tumor burden at early phases of dose escalation consistent with robust biological activity and support the further evaluation of all three product candidates.

Immatics conference call

To discuss the data from the dose-escalation cohort of the IMA200 series, Immatics will host a conference call on Wednesday, March 17, 2021 at 8:30 am EST / 13:30 CET. The webcast and presentation can be accessed directly through this link. Participants may also access the slides and the webcast on the Immatics website in the Investors section under “Presentations” at https://investors.immatics.com/events-presentations. A replay of the webcast will be made available shortly after the conclusion of the call and archived on the Company’s website for at least 90 days.

About the Phase 1 ACTengine® IMA200 series clinical trial design

The objective of the three Phase 1 clinical trials with Immatics’ ACTengine® product candidates, IMA201 (NCT03247309), IMA202 (NCT03441100) and IMA203 (NCT03686124) is to evaluate safety, tolerability and initial signs of clinical and biological efficacy in target-positive solid cancer patients and to determine a recommended Phase 2 dose (RP2D). The Phase 1a dose escalation cohorts of the clinical trial utilize a 2+2 design with three increasing IMA201 or IMA202 doses or a 3+3 design with four increasing IMA203 doses. The Phase 1a dose escalation is currently ongoing. In the Phase 1b dose expansion cohort, additional patients will be evaluated for each product candidate dosed at RP2D to further characterize safety and efficacy of the product candidates.

Immatics Press Release March 17, 2021	3 | 5

About ACTengine® IMA200 series

Each of the product candidates of the IMA200 series is based on Immatics’ proprietary ACTengine® approach in which the patient’s own T cells are genetically engineered to express a novel, proprietary TCR directed against a defined cancer target. The modified T cells are then reinfused into the patient to attack the tumor, an approach also known as TCR-T. IMA201, IMA202 and IMA203 product candidates target unique peptides derived from melanoma-associated antigen 4 and/or 8 (“MAGEA4/A8”), melanoma-associated antigen 1 (“MAGEA1”) or preferentially expressed antigen in melanoma (“PRAME”), respectively. These peptide targets are frequently expressed at high density in multiple solid tumor indications such as non-small cell lung cancer, melanoma, head and neck squamous cell carcinoma, bladder, uterine, esophageal, ovarian and hepatocellular carcinoma, synovial sarcoma as well as other cancers. All ACTengine® product candidates can be rapidly manufactured utilizing a proprietary manufacturing process designed to enhance T cell engraftment and persistence in vivo.

- END -

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ

Immatics Press Release March 17, 2021	4 | 5

materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

For media enquiries	Investor Relations Contact
Jacob Verghese or Stephanie May	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646-378-2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.	Investor Relations Contact
Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281-810-7545
media@immatics.com	InvestorRelations@immatics.com

Immatics Press Release March 17, 2021	5 | 5